United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 11-K

______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-34195

______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company

1800 Hughes Landing Boulevard, Suite 700

The Woodlands, TX 77380

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	11

SIGNATURES	12

EXHIBIT INDEX	13

NOTE:

All other schedules required by Section 2520 .103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Layne Christensen Company Capital Accumulation Plan

The Woodlands, Texas

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Houston, Texas

June 26, 2015

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

_____________________________________________________________________________________________

	2014	2013
ASSETS:
Investments − at fair value:
Mutual funds	$92,357,325	$96,521,396
Common/collective trust fund	17,827,878	20,302,547
Layne Christensen Company Common Stock	1,735,700	2,814,117
Total investments	111,920,903	119,638,060

Receivables:
Notes receivable from participants	2,888,904	2,729,047
Total receivables	2,888,904	2,729,047

Cash	19,547	91,585

Total assets	114,829,354	122,458,692

LIABILITIES:
Accrued administrative expenses	107,275	61,412
Total liabilities	107,275	61,412

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	114,722,079	122,397,280

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(57,586)	(58,437)

NET ASSETS AVAILABLE FOR BENEFITS	$114,664,493	$122,338,843

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

_____________________________________________________________________________________________

ADDITIONS:
Contributions:
Participant contributions	$6,203,878
Employer contributions	3,186,943
Rollover contributions	362,629

Total contributions	9,753,450

Investment income:
Net depreciation in fair value of investments	(4,470,022)
Dividend and interest income	9,229,006

Net investment income	4,758,984

Interest income on notes receivable from participants	90,761

Total additions	14,603,195

DEDUCTIONS:
Benefits paid to participants	22,126,169
Administrative expenses	151,376

Total deductions	22,277,545

DECREASE IN NET ASSETS	(7,674,350)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	122,338,843

End of year	$114,664,493

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

_____________________________________________________________________________________________

1.	DESCRIPTION OF THE PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General  — The Plan is a defined contribution plan and is administered by Layne Christensen Company and a 401(k) Investment Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Bank of America, N.A. serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility  — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (“Layne”) become eligible for membership in the Plan after completion of three months of service.

Contributions  — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% of eligible compensation up to limitations imposed by the Internal Revenue Code (IRC). Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional “catch-up contribution” in accordance with the Plan document. Effective January 1, 2007, the Plan was amended to allow Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year Layne may make a matching contribution as follows: 1) 100 percent of the participant’s basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant’s compensation; and 2) 50 percent of the participant’s basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of Layne’s profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of Layne and is based on a stated percentage, if any, of participants’ eligible compensation. No profit sharing contribution was made for the year ended December 31, 2014.

Investments  — The Plan has several types of investment funds available as investment options for participants including a Layne common stock account, a common/collective trust fund and several mutual funds.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Layne contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

Participant Accounts and Vesting  — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Layne matching contributions, Layne profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason.

Forfeited Accounts  — Upon distribution, forfeitures from employer contributions made prior to January 1, 2000, become available to the Plan and should be fully applied toward employer contributions, per the Plan document.  The Plan was retroactively amended effective January 1, 2014 to allow the use of forfeitures to pay Plan expenses going forward. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $10,446 and $10,342, respectively. During the year ended December 31, 2014, no Plan expenses or employer contributions were reduced by forfeited non-vested accounts.

Notes Receivable from Participants  — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their elective deferrals account be distributed. IRC regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The 401(k) Investment Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

Payment of Benefits  — Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant’s account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. In the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant’s consent, if the Participant does not elect to have such distribution paid directly to an “eligible retirement plan” specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Plan Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting  — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates  — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risk and Uncertainties  — The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition  — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion on the fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Individual participant accounts invested in the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. In accordance with GAAP, the stable value fund is included in the 2014 and 2013 statement of net assets available for benefits at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Federated Capital Preservation Fund (the “Capital Preservation Fund”) is a common collective trust fund that invests principally in guaranteed investment contracts, separate account guaranteed investment contracts, synthetic guaranteed investment contracts and a money market mutual fund, which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Capital Preservation Fund, plus credited earnings, less participant withdrawals.

The investment objective of the Capital Preservation Fund is stability of principal and high current income. There is no unfunded commitment and there is no redemption notice period, except related to employer-initiated events as noted below.

Limitations on the Ability of the Capital Preservation Fund to Transact at Contract Value:

Restrictions on the Plan  — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of Layne. The following employer-initiated events may limit the ability of the Capital Preservation Fund to transact at contract value and require twelve months’ notice of intention to make withdrawal:

•	Partial or complete termination of the participating trust
•	Exclusion from coverage of a group of employees
•	Implementation of an early retirement program
•

Termination of employment attributable to a transfer or other change of employment from an employer to a parent, subsidiary or any company under common ownership or control with the employer, any change in employer as a result of the spin-off, sale or merger of any unit of the employer and a partial plan termination.

•	Layoffs, bankruptcy, plant closings, or early retirement incentives
•	Any communication given to Plan participants designed to influence a participant not to invest in the Capital Preservation Fund or to transfer assets out of the Capital Preservation Fund
•	Any transfer of assets from the Capital Preservation Fund directly into a competing investment option
•	Violation of equity wash or equivalent rules in place and changes of qualification status of the Company or the Plan
•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund  — The Capital Preservation Fund holds separate account guaranteed investment contracts (GICs) and synthetic GICs each of which has a wrap contract that provided a minimum guaranteed rate of return for the term of the contracts. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Capital Preservation Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Capital Preservation Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Capital Preservation Fund or the administration of the Capital Preservation Fund that is not consented to by the wrap issuer

•	Any changes in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Capital Preservation Fund’s cash flow
•	Employer-initiated transactions by participating plans as described above

In the event the wrap contracts fail to perform as intended, the Capital Preservation Fund’s net asset value may decline if the market value of its assets declines. The Capital Preservation Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Capital Preservation Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Capital Preservation Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Capital Preservation Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants  — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses  — Administrative expenses of the Plan are paid by the Plan or Layne as provided in the Plan document.

Payment of Benefits  — Benefit payments to participants are recorded upon distribution.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures , provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques  — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common Stocks  — The Plan’s investment in Layne Christensen Company Common Stock is valued at quoted market prices as determined by closing sales prices reported on the active market on which the securities are traded on the last business day of the year.

Mutual Funds  — Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Fund  — The Capital Preservation Fund is a common collective trust fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Fair Value Measurements at December 31, 2014, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2014 Total

Layne Christensen Company Common Stock	$1,735,700	$-	$-	$1,735,700

Mutual funds:
Domestic stock funds	56,232,214	-	-	56,232,214
Balanced funds	7,374,360	-	-	7,374,360
International stock funds	9,935,763	-	-	9,935,763
Fixed income funds	18,814,988	-	-	18,814,988

Total mutual funds	92,357,325	-	-	92,357,325

Common/collective trust fund:
Federated Capital Preservation Fund	-	17,827,878	-	17,827,878

Total	$94,093,025	$17,827,878	$-	$111,920,903

	Fair Value Measurements at December 31, 2013, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2013 Total

Layne Christensen Company Common Stock	$2,814,117	$-	$-	$2,814,117

Mutual funds:
Domestic stock funds	56,101,875	-	-	56,101,875
Balanced funds	8,029,548	-	-	8,029,548
International stock funds	10,430,845	-	-	10,430,845
Fixed income funds	18,710,901	-	-	18,710,901
BlackRock Energy and Resources Portfolio	3,248,227	-	-	3,248,227

Total mutual funds	96,521,396	-	-	96,521,396

Common/collective trust fund:
Federated Capital Preservation Fund	-	20,302,547	-	20,302,547

Total	$99,335,513	$20,302,547	$-	$119,638,060

Transfers between Levels  — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	2014		2013
Federated Capital Preservation Fund	$17,827,878		$20,302,547
PIMCO Total Return Fund	18,814,988		17,452,376
Invesco Charter Fund	17,048,752		12,596,746
Mainstay Large Cap Growth Fund	8,386,790		8,065,871
BlackRock S&P 500 Index I (1)	6,604,062		6,206,121
MFS International Value Fund	6,540,269		-	(2)
Franklin Small-Mid Cap Growth Fund	5,916,749		-	(3)
BlackRock Basic Value Fund (1)	12,454,707		13,335,321
Thornburg International Value Fund	-	(4)	6,299,703

(1) Represents a party-in-interest to the Plan.
(2) This investment was new to the Plan in 2014.
(3) This investment met the 5% or more threshold in 2014, but did not in 2013.
(4) This investment met the 5% or more threshold in 2013, but was no longer in the Plan in 2014.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(1,064,177)
Mutual funds	(3,405,845)
Net depreciation in fair value of investments	$(4,470,022)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Bank of America, N.A. is a subsidiary of Bank of America Corporation, which has a substantial economic interest in BlackRock, Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Common Stock includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 181,939 and 164,761 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $3,266,622 and $3,586,737, respectively. There was no dividend income earned to be recorded by the Plan during the year ended December 31, 2014.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, Layne has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated March 20, 2012 indicating the Plan and related trust were designed in accordance with the applicable regulations of the IRC requirements.

During 2013 and 2012, the Plan had certain operational and administrative issues concerning the payment of Plan expenses out of the Plan’s forfeiture account.  In those years, the Plan did not allow for the payment of plan expenses from forfeitures but provided that forfeitures were to be applied to reduce the employer’s matching contribution obligations.  Because the forfeitures should otherwise have been applied to reduce employer matching contribution obligations and such employer matching contribution obligation was fully funded by Layne in accordance with the Plan’s matching contribution formula, no participant account was affected by the payment of Plan expenses from the Plan’s forfeiture account.   Accordingly, no additional Plan corrections were required.  The Plan was retroactively amended effective January 1, 2014 to allow the use of forfeitures to pay Plan expenses going forward.  Layne believes the Plan has maintained its tax-exempt status. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to tax examinations for years prior to 2011. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition as a liability (or asset) or disclosure in the financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2014 and 2013, and the decrease in net assets per the financial statements to the net loss per the Form 5500 for the year ended December 31, 2014, is as follows:

	December 31, 2014	December 31, 2013

Net assets available for benefits per the financial statements	$114,664,493	$122,338,843
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	57,586	58,437
Total net assets per the Form 5500	$114,722,079	$122,397,280

Decrease in net assets per the financial statements	$(7,674,350)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2014	57,586
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2013	(58,437)
Net loss per Form 5500	$(7,675,201)

*  *  *  *  *

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

EMPLOYER ID NO: 48-0920712

PLAN NO: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issuer, Borrower, or Lessor	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Layne Christensen Company	Layne Christensen Company Common Stock Common Stock (181,939 shares)	**	$1,735,700
	Federated	Federated Capital Preservation Fund Common/Collective Trust (1,777,029 units)	**	17,827,878
	Oakmark	The Oakmark Equity & Income Fund Mutual Fund (174,967 shares)	**	5,583,187
	PIMCO	PIMCO Total Return Fund Mutual Fund (1,765,008 shares)	**	18,814,988
	Invesco	Invesco International Growth Fund Mutual Fund (71,217 shares)	**	2,328,093
	Invesco	Invesco Charter Fund Mutual Fund (783,131 shares)	**	17,048,752
	Hartford	Hartford Mid Cap Value Fund Mutual Fund (156,742 shares)	**	2,500,041
	Mainstay	Mainstay Large Cap Growth Fund Mutual Fund (801,796 shares)	**	8,386,790
	Oppenheimer	Oppenheimer Developing Markets Fund Mutual Fund (30,445 shares)	**	1,067,401
	JPMorgan	JPMorgan Small Cap Equity Fund Mutual Fund (69,190 shares)	**	3,321,114
*	BlackRock	BlackRock S&P 500 Index I Mutual Fund (26,698 shares)	**	6,604,062
	MFS	MFS International Value Fund Mutual Fund (197,353 shares)	**	6,540,269
	Franklin	Franklin Small-Mid Cap Growth Fund Mutual Fund (154,002 shares)	**	5,916,749
*	BlackRock	BlackRock Global Allocation Fund Mutual Fund (90,145 shares)	**	1,791,172
*	BlackRock	BlackRock Basic Value Fund Mutual Fund (460,603 shares)	**	12,454,707
*	Plan Participants	Participant Promissory Notes Interest rates ranging from 3.25% to 8.25%; maturity dates through September 2029.		2,888,904
	TOTAL			$114,809,807

*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

	By	Layne Christensen Company

DATE: June 26, 2015	By	/s/ Andy T. Atchison
Andy T. Atchison
Senior Vice President and Chief Financial Officer

DATE: June 26, 2015	By	/s/ Tony Robertson
Tony Robertson Director – Global Benefits

EXHIBIT INDEX

Exhibit Number	Description of Documents

23.1	Consent of Independent Registered Public Accounting Firm